Vanguard Valley Forge Funds Proxy Voting Results

Results of Proxy Voting

At a special meeting of shareholders on November 15, 2017, fund shareholders approved the following proposals:

Proposal 1 - Elect Trustees for the fund.*
The individuals listed in the table below were elected as trustees for the fund. All trustees with the exception of Ms. Mulligan, Ms. Raskin, and Mr. Buckley (each of whom already serve as directors of The Vanguard Group, Inc.) served as trustees to the funds prior to the shareholder meeting.

Trustee	For	Withheld	Percentage For
Mortimer J. Buckley	740,774,465	27,890,414	96.4%
Emerson U. Fullwood	739,267,805	29,397,074	96.2%
Amy Gutmann	740,156,236	28,508,643	96.3%
JoAnn Heffernan Heisen	740,966,112	27,698,767	96.4%
F. Joseph Loughrey	740,120,082	28,544,797	96.3%
Mark Loughridge	740,538,702	28,126,177	96.3%
Scott C. Malpass	738,534,308	30,130,571	96.1%
F. William McNabb III	739,632,640	29,032,240	96.2%
Deanna Mulligan	740,080,563	28,584,316	96.3%
André F. Perold	737,932,030	30,732,849	96.0%
Sarah Bloom Raskin	739,894,979	28,769,900	96.3%
Peter F. Volanakis	739,352,549	29,312,330	96.2%

*Results are for all funds within the same trust.

Proposal 2 – Approve a manager of managers arrangement with third-party investment advisors.
This arrangement enables the fund to enter into and materially amend investment advisory arrangements with third-party investment advisors, subject to the approval of the fund's board of trustees and certain conditions imposed by the Securities and Exchange Commission, while avoiding the costs and delays associated with obtaining future shareholder approval.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
Balanced Index Fund	525,534,505	35,446,406	26,021,920	102,537,044	76.2%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Managed Payout Fund	64,511,634	4,490,483	4,252,369	5,870,518	81.5%

Proposal 3 – Approve a manager of managers arrangement with wholly owned subsidiaries of Vanguard.
This arrangement enables Vanguard or the fund to enter into and materially amend investment advisory arrangements with wholly-owned subsidiaries of Vanguard, subject to the approval of the fund's board of trustees and any conditions imposed by the Securities and Exchange Commission (SEC), while avoiding the costs and delays associated with obtaining future shareholder approval. The ability of the fund to operate in this manner is contingent upon the SEC's approval of a pending application for an order of exemption.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
Balanced Index Fund	532,314,559	33,969,507	20,718,765	102,537,044	77.2%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Managed Payout Fund	66,343,571	3,856,490	3,054,425	5,870,518	83.8%